Exhibit 99.2

Management’s Discussion and Analysis for the fiscal year ended December 31, 2009 (incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 6−K furnished to the Securities and Exchange Commission on February 10, 2010)